Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of OXiGENE, Inc. for the registration of (1) up to $40,000,000 of common stock, preferred stock, debt securities, warrants, rights, or purchase contracts, either individually or in units, and (2) up to $10,000,000 of common stock and to the incorporation by reference therein of our report dated March 28, 2012, with respect to the consolidated financial statements of OXiGENE, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California
May 29, 2012